Exhibit 95

Mine Safety Disclosure for Royal Energy Resources, Inc. - Annual Report Requirements for 2013

Under Section 1503 of the Dodd-Frank Act:

Our Blue Grove Coal, LLC subsidiary, as the operator of a surface coal mine (the “GS Mine”) owned by GS Energy, LLC , and is subject to the regulations of the Federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law, and amended in December 2011. The Following mine safety data is provided pursuant to the Dodd-Frank Act.

When MSHA believes a violation of the GS Mine has occurred, it may issue a citation for such violation, including a civil penalty or fine, and the operator must abate the alleged violation. During the quarterly period ended November 30, 2015, MSHA proposed no penalty assessments at the GS Mine.

During the period from September 1, 2015 through November 30, 2015, the GS Mine was not issued any citations.

As required by the reporting requirements of the Dodd-Frank Act, the table below presents the following information for the quarterly period ended November 30, 2015 for the GS Mine while operated by Blue Grove Coal, LLC.

Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e)	Received Notice of Potential to have Patterns Under Section 104(e)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
0	0	0	0	0	$0	0	0	0	0	0	0